As filed with the Securities and Exchange Commission on May 17, 2002 File No. 333-12860

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549


02035851

FORM 6-K


RECD S.E.C.
MAY 17 2002
1086

REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15(d)-16 of THE SECURITIES EXCHANGE ACT OF 1934

PE 5-1-02

For the month of May, 2002

iesy Hessen GmbH

(formerly known as eKabel Hessen GmbH)
(Exact Name of Registrant as Specified in its Charter)

Feldstrasse 16
D-64331 Weiterstadt
Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F___X___ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act 1934).

Yes________ No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-________

Re: Press Release regarding changes in management board.

The Registrant has announced changes to its management board. Please see the attached Exhibit, "iesy strengethens Board," dated 16 May 2002 for further information.

Safe Harbor Statement

Certain statements in the exhibit contain "forward looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated, or budgeted, whether expressed or implied, by such forward-looking statements. Such factors include the following: general economic and business conditions, the Company's ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals, finance construction and development, and the ability to complete a pending acquisition, all in a timely manner and reasonable basis and on satisfactory terms and conditions, as well as assumptions about customer acceptance, churn rates, over all market penetration, the Company's relationship with NE-4 cable service providers, and competition from providers of alternative services, the impact of new business opportunities requiring significant up-front investment, and availability, terms, and deployment of capital. We undertake no obligation to update the forward-looking statements contained in the exhibit to reflect subsequently occurring events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iesy Hessen GmbH

Date: May 17, 2002

By: /s/ Bruno Claude
Name: Bruno Claude
Title: Chief Executive Officer and Managing Director

Date: May 17, 2002

By: /s/ Otto Rathsman
Name: Otto Rathsman
Title: Chief Financial Officer

Cable network operator announces changes to its Board

Press information

Contacts:

iesy
Clive Hammond
Tel : 00 44 7876 131641
(English speaking only)

iesy strengthens Board

16th May, 2002

iesy (iesy Hessen GmbH & Co. KG), the cable network operator in Hessen, has announced changes to its management board.

Senior directors of NTL Europe, which has a major investment in the company, have assumed responsibility for the day to day operations. The team is led by NTL Europe's Chief Operating Officer, Bruno Claude.

A. Gary Klesch, Chairman of the Board, explains: "The seniority of the team now directing iesy indicates our determination to develop a company capable of delivering the products of tomorrow. This good news coincides with the first post-acquisition draw down of €50 million under our credit facilities. As a result we now have in place both the management team and the finance to deliver our business strategy."

The new team replaces the outgoing Managing Director Lutz Meyer-Scheel, and the officer responsible for operations, Günter Maier. The Chief Financial Officer Bruce Davis will also be leaving the company.

iesy is building a full service digital broadband communications network for Hessen. Its products will include high-speed internet, digital television and IP telephony via a single link.

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